ARTICLES OF AMENDMENT TO THE
AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
EAGLE BULK SHIPPING INC.
PURSUANT TO SECTION 90 OF
THE MARSHALL ISLANDS BUSINESS CORPORATIONS ACT

I, Sophocles N. Zoullas, as the Chief Executive Officer of Eagle Bulk Shipping Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands (the "Corporation"), for the purpose of amending the Amended and Restated Articles of Incorporation of said Corporation pursuant to Section 90 of the Business Corporations Act, as amended, hereby certify:

1.	The name of the Corporation is: Eagle Bulk Shipping Inc.

2.	The Articles of Incorporation were filed with the Registrar of Corporations as of the 23rd day of March 2005.

3.	The Amended and Restated Articles of Incorporation were filed with the Registrar of Corporations as of the 3rd of June 2005.

4.	Article FOURTH of the Amended and Restated Articles of Incorporation is hereby amended by adding the following paragraph:

"Reverse Stock Split. Effective as of 9:00 a.m., Eastern Standard Time on the first business day after date these Articles of Amendment are filed with the Registrar of Corporations of the Republic of the Marshall Islands (the "Effective Date"), the Corporation shall effect a one-for-four reverse stock split as to its issued and outstanding common stock, par value $0.01 per share, pursuant to which each four shares of the Corporation's common stock, par value $0.01 per share, issued and outstanding or held by the Corporation as treasury stock shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one share of common stock, par value $0.01 per share, of the Corporation.  No fractional shares shall be issued and, in lieu thereof, holders of the Corporation's common stock, par value $0.01 per share, shall receive a cash payment in an amount equal to the fraction to which the holder would otherwise be entitled multiplied by the closing price of the Corporation's common stock on the NASDAQ Global Select Market on the last trading day prior to the Effective Date, as adjusted for the reverse stock split as appropriate or, if such price is not available, a price determined by the Corporation's Board of Directors.  As a result of the reverse stock split, the number of issued and outstanding shares of the Corporation's common stock, par value $0.01 per share, shall decrease from 63,003,286, shares to 15,750,821 shares, as adjusted for the cancellation of fractional shares.  The reverse stock split shall not change the number of registered shares of common stock, par value $0.01 per share, the Company is authorized to issue or the par value of the common stock. The stated capital of the Company shall be reduced from $630,032.86 to $157,508.21, as adjusted for the cancellation of the fractional shares and the amount of $472,524.65, as adjusted for the cancellation of fractional shares, shall be allocated to surplus."

5.	All of the other provisions of the Amended and Restated Articles of Incorporation shall remain unchanged.

6.
This amendment to the Amended and Restated Articles of Incorporation was authorized by vote of the holders of a majority of all outstanding shares of the Corporation with a right to vote thereon at the special meeting of shareholders of the Corporation held on November 17, 2011.

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IN WITNESS WHEREOF, I have executed this Amendment to the Amended and Restated Articles of Incorporation on this 21st day of May, 2012.

/s/ Sophocles N. Zoullas
Name: Sophocles N. Zoullas
Title:   Chief Executive Officer

SK 25083 0001 1289590 v2